Exhibit 21.1

We currently conduct some of our operations through subsidiaries.  Each of the subsidiaries does business under its own name.  The following chart provides the information required by Item 6.01 of Regulation S-K:

Name	Jurisdiction of Incorporation	Ownership Percentage

Isonics Homeland Security and Defense Corporation	Delaware, USA	100%

SenseIt Corp.	Delaware, USA	90% by HSDC

Protection Plus Security Corporation	New York, USA	100% by HSDC

Isonics Vancouver, Inc.	Washington, USA	100%

Chemotrade GmbH,	Germany	100%

Institut fur Umwelttechnologien GmbH (“IUT”)	Germany	30%

Interpro Zinc, LLC	Colorado	25%

ISCON Video Imaging, Inc.	Massachussets	6%